UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)
HOME DIAGNOSTICS, INC.
(Name of Subject Company)
HOME DIAGNOSTICS, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
437080104
(Cusip Number of Class of Securities)
Peter Ferola, Esq.
Vice President and General Counsel
Home Diagnostics, Inc.
2400 NW 55th Court
Fort Lauderdale, Florida 33309
(954) 677-9201
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the person(s) filing statement)
With copies to:

Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9383	Edwin T. Markham, Esq. Satterlee Stephens Burke & Burke LLP 230 Park Avenue New York, New York 10169 (212) 818-9200
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
EX-99.a7

This Amendment No. 2 (this “Amendment No. 2”) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Home Diagnostics, Inc., a Delaware corporation (the “Company”), hereby amends and supplements Item 8 and Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on February 11, 2010 by the Company (as hereby amended, the “Statement”).
The Statement relates to the cash tender offer by Nippon Product Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Nipro Corporation, a company organized and existing under the laws of Japan (“Parent”), to purchase all of the issued and outstanding common stock of the Company, par value $0.01 per share, at a price of $11.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, and otherwise on the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2010, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the SEC on February 11, 2010, as exhibits (a)(1) and (a)(2) thereto, respectively.
Except as amended and supplemented by the information expressly set forth in this Amendment No. 2, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 2.
All capitalized terms used but not specifically defined in this Amendment No. 2 have the respective meanings ascribed to them in the Statement.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is amended and supplemented with the addition of the following section:
“The Offer.
     The Offer expired at 12:00 midnight, New York City time, on Thursday, March 11, 2010. According to Wells Fargo Bank, National Association, the depositary for the Offer, 16,293,824 shares of the Company’s common stock (including 374,405 shares of common stock tendered by notice of guaranteed delivery) were validly tendered in the Offer and not withdrawn, representing approximately 95.85% of the outstanding Shares. Purchaser has accepted for payment all tendered Shares and payment will be made promptly.
     On March 12, 2010, the Company and Parent issued a joint press release announcing the results of the Offer as of the expiration of the Offer period. A copy of the press release announcing the results of the Offer is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit
Number	Description
(a)(7)	Press release issued by the Company and Nipro Corporation on March 12, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HOME DIAGNOSTICS, INC.
Dated: March 12, 2010	By:	/s/ Peter F. Ferola
		Name:	Peter F. Ferola
		Title:	Vice President and General Counsel